UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2023

 PHP Ventures Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40696	86-3368971
(Commission File Number)	(IRS Employer Identification No.)

CT 10-06, Level 10

Corporate Tower Subang Square

Jalan SS15/4G

Subang Jaya

47500 Selangor, Malaysia

Registrant’s telephone number, including area code +60 3 5888 8485

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one-half of one redeemable warrant, and one right to acquire one-tenth of one share of Class A common stock	PPHPU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	PPHP	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common stock	PPHPR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PPHPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This 8-K is amended to correct the price per share for an extension from $0.0525 to $0.0625.

Other Events

Item 8.01.

Special Meeting of Shareholders

The Special Meeting was held at 2:00 p.m., Eastern time, on December 30, 2022, held virtually at https://www.cstproxy.com/phpventuresacquisition/2022, pursuant to due notice.

At the Special Meeting, the Solicitor of the Election: 1) examined the proxy tabulation report containing a record of proxies presented, and found that out of 7,480,900 shares entitled to vote at the Special Meeting, each of which entitles the holder to one vote per share, the holders of 6,527,307 shares were present at the virtual meeting or by proxy, representing 87.25% of the shares entitled to vote at the Special Meeting; and 2) took a vote among the holders of common stock of the Company on the Extension Amendment Proposal No. 1, and the Trust Amendment Proposal No. 2. The results of such vote were as follows:

Proposal 1: Amend the Company’s Amended and Restated Certificate of Incorporation giving the Company the right to extend the date by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (a “business combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s Class A common stock included as part of the units sold in the Company’s initial public offering that closed on August 16, 2021 (the “IPO”) from February 16, 2023 (the “Termination Date”) by up to six (6) one-month extensions to August 16, 2023 at a price of $0.0625 per share per month, commencing February 16, 2023, our current Termination Date (which we refer to as the “Extension,” and such later date, the “Extended Deadline”) (such proposal is the “Extension Amendment Proposal”).

FOR		AGAINST		ABSTAIN		BROKER NON-VOTE
Number	%	Number	%	Number	%	Number	%
6,527,288	87.25	19	0.00	0	0.00	n/a	n/a

Proposal 2: Amend the Investment Management Trust Agreement dated August 16, 2021 (the “Trust Agreement”) entered into between Continental Stock Transfer & Trust Company, as trustee (“Continental”) and the Company governing the trust account (the “Trust Account”) established in connection with the IPO (the “Trust Amendment”), pursuant to the Amended Investment Management Trust Agreement in the form set forth in Annex B to the accompanying Proxy Statement to extend the date on which Continental must liquidate the Trust Account if the Company has not completed its initial business combination, from February 16, 2023 to August 16, 2023 (or such later date as may be determined by the PHP Ventures stockholders) (such proposal is the “Trust Amendment Proposal”)

FOR		AGAINST		ABSTAIN		BROKER NON-VOTE
Number	%	Number	%	Number	%	Number	%
6,527,307	87.25	0	0	0	0	n/a	n/a

Accordingly, these proposals, having received the votes required by applicable law, were declared to be duly adopted by the Company’s stockholders, and a vote of the proposal to authorize adjournment of the Special Meeting was unnecessary.

Exhibit No.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHP VENTURES ACQUISITION CORP.

Date: January 4, 2023	By:	/s/ Marcus Choo Yeow Ngoh
	Name:	Marcus Choo Yeow Ngoh
	Title:	Chief Executive Officer
(Principal Executive Officer)